UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 15, 2015, entitled "Catherine Hughes leaves the board of directors of Statoil".

Catherine Hughes leaves the board of directors of Statoil

Catherine Hughes has informed that she will resign from her position as member of the board of directors in Statoil ASA (OSE: STL, NYSE: STO) with immediate effect in order to avoid potential conflicts of interest following a recent change of circumstances.

The nomination committee in Statoil will commence its search for a new board member, and the corporate assembly will make a by-election when the nomination committee's recommendation is ready. Olaug Svarva is chair of the nomination committee in Statoil.

Contacts:

Investor relations
Peter Hutton, senior vice president, investor relations
Tel: +44 7881 918 792

Media
Jannik Lindbæk Jr, vice president, media relations
Tel: +47 977 55 622

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 15, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer